UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 26)


          First Union Real Estate Equity and Mortgage Investments
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                              (Name of Issuer)


               Shares of Beneficial Interest, $1.00 par value
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                       (Title of Class of Securities)


                                 337400105
                     --------------------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8140

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          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               April 7, 1998
                      --------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  337400105                         Page 2 of 7 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,601,951 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,601,951 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,601,951 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.24%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS





CUSIP No.  337400105                         Page 3 of 7 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gotham Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           30,449 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         30,449 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    30,449 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.10%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS




CUSIP No.  337400105                         Page 4 of 7 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           370,400 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         370,400 Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    370,400 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.17%

14  TYPE OF REPORTING PERSON*

    00; IA


                             *SEE INSTRUCTIONS




     This Amendment No. 26 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham"), Gotham Partners II, L.P. ("Gotham II"), both New York limited partnerships, and Gotham International Advisors, L.L.C., a Delaware limited liability company. Capitalized terms used and not defined in this Amendment have the meanings set forth in the
Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4 is hereby amended to add the following information:

"Item 4. Purpose of the Transaction


     On April 7, 1998, counsel for Gotham and Gotham II filed a Reply Memorandum in Support of Motion for a Protective Order in the Court of Common Pleas, Cuyahoga County, Ohio. A copy of such Memorandum is attached as Exhibit 48 hereto and incorporated herein by this reference."

Item 7 is hereby amended to add the following information:

"Item 7. Material to be Filed as Exhibits

     48. Reply Memorandum in Support of Motion for a Protective Order filed in the Court of Common Pleas, Cuyahoga County, Ohio on April 7, 1998."



     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


April 8, 1998


                        GOTHAM PARTNERS, L.P.


                        By:       Section H Partners, L.P.,
                                  its general partner


                           By:    Karenina Corporation,
                                  a general partner of Section H Partners, L.P.


                                  By: /s/ William A. Ackman
                                      ---------------------
                                      William A. Ackman
                                      President


                           By:    DPB Corporation,
                                  a general partner of Section H Partners, L.P.


                                  By: /s/ David P. Berkowitz
                                      ----------------------
                                      David P. Berkowitz
                                      President



                        GOTHAM PARTNERS II, L.P.


                        By:       Section H Partners, L.P.,
                                  its general partner


                           By:    Karenina Corporation,
                                  a general partner of Section H Partners, L.P.


                                  By: /s/ William A. Ackman
                                      ---------------------
                                      William A. Ackman
                                      President





                           By:    DPB Corporation,
                                  a general partner of Section H Partners, L.P.


                                  By: /s/ David P. Berkowitz
                                      -----------------------
                                      David P. Berkowitz
                                      President



                        GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                        By:       /s/ William A. Ackman
                                  ------------------------
                                  William A. Ackman
                                  Senior Managing Member




                        By:       /s/ David P. Berkowitz
                                  ------------------------
                                  David P. Berkowitz
                                  Senior Managing Member